UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

For Annual Reports of
Employee Stock Purchase, Savings and Similar Plans
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition period from ____________ to ____________

Commission file number 1-6196

A. Full title of the plans and address of the plans, if different from that of the issuer named below:

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Piedmont Natural Gas Company, Inc. Payroll Investment Plan

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

Piedmont Natural Gas Company, Inc.
1915 Rexford Road
Charlotte, North Carolina 28211

Table of Contents

Page
Piedmont Natural Gas Company, Inc. Salary Investment Plan:

Cover Page	1

Report of Independent Registered Public Accounting Firm	2

Financial Statements as of and for the Years Ended September 30, 2004 and 2003:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule as of September 30, 2004—

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	9

Piedmont Natural Gas Company, Inc. Payroll Investment Plan:

Cover Page	11

Report of Independent Registered Public Accounting Firm	12

Financial Statements as of and for the Years Ended September 30, 2004 and 2003:

Statements of Net Assets Available for Benefits	13

Statements of Changes in Net Assets Available for Benefits	14

Notes to Financial Statements	15

Supplemental Schedule as of September 30, 2004—

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	19

Signature	21

Exhibit Index	22

NOTE:	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Piedmont Natural Gas Company, Inc.
Salary Investment Plan

Financial Statements as of and for the Years
Ended September 30, 2004 and 2003,
Supplemental Schedule as of September 30, 2004
and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Committee and
Participants in Piedmont Natural Gas Company, Inc.
     Salary Investment Plan

We have audited the accompanying statements of net assets available for benefits of Piedmont Natural Gas Company, Inc. Salary Investment Plan (the “Plan”) as of September 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Charlotte, North Carolina
March 9, 2005

PIEDMONT NATURAL GAS COMPANY, INC.
SALARY INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2004 AND 2003

	2004	2003
ASSETS:
Investments (Notes 1, 2, 3, and 6)	$79,919,470	$64,050,090

Receivables:
Employer’s contribution	—	52,098
Participants’ contributions	—	115,270
Due from broker for securities sold	35,581	31,857

Total receivables	35,581	199,225
Cash	65,089	—

Total assets	80,020,140	64,249,315

LIABILITY—Due to broker for securities purchased	100,670	31,857

NET ASSETS AVAILABLE FOR BENEFITS	$79,919,470	$64,217,458

See notes to financial statements.

PIEDMONT NATURAL GAS COMPANY, INC.
SALARY INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2004 and 2003

	2004	2003
ADDITIONS:
Investment income:
Net appreciation in fair value of investments (Notes 2 and 3)	$7,434,991	$7,964,719
Interest and dividends (Note 2)	105,134	64,478

Total investment income	7,540,125	8,029,197

Contributions:
Employer’s	2,008,552	1,444,903
Participants’	4,424,362	3,494,629
Participants’ rollovers	2,896,613	—

Total contributions	9,329,527	4,939,532
Transfer from other plan (Note 1)	2,681,631	—

Total additions	19,551,283	12,968,729

DEDUCTIONS:
Benefits paid to participants	3,612,206	4,091,605
Expenses (Notes 2 and 6)	237,065	142,260

Total deductions	3,849,271	4,233,865

NET INCREASE	15,702,012	8,734,864
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	64,217,458	55,482,594

End of year	$79,919,470	$64,217,458

See notes to financial statements.

PIEDMONT NATURAL GAS COMPANY, INC.
SALARY INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following description of Piedmont Natural Gas Company, Inc. (the “Company”) Salary Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is a defined contribution plan providing benefits to participating salaried and other non-bargaining unit employees or their beneficiaries upon retirement, death or termination of employment (following a break in service, as defined in the Plan). As a result of a plan merger, on and after October 1, 2001, the Plan consists of two portions, the employee stock ownership plan (“ESOP”) and savings portions; however, the Plan does not provide for additional ESOP contributions and all ESOP assets have been allocated to participants’ accounts. Participants can remain invested in the Company’s common stock or sell the common stock at any time and reinvest the proceeds in any of the investment options available in the Plan. Full-time salaried employees become eligible to participate in the Plan after they have completed six months of continuous service with the Company and attained age 18. The Benefits Committee of the Company controls and manages the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On October 16, 2002, the Company agreed to purchase NCNG, a wholly owned subsidiary of Progress Energy, Inc. (“Progress Energy”). Upon the completion of the sale of NCNG to the Company on September 30, 2003, the Company agreed to provide employee benefits to eligible NCNG employees and retirees (and their beneficiaries and dependents) on terms that are “substantially equivalent” to those of similarly situated employees and retirees (and their beneficiaries and dependents) of the Company. Participants were given the options of leaving their account balances in the Progress Energy Savings and Stock Ownership Plan (which is frozen against further contributions, loans, or withdrawals) or transferring their entire account balances into the Plan. In November 2003, $2,545,307 was rolled over to the Plan from the Progress Energy Savings and Stock Ownership Plan.

Contributions—Participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 50% of the first 10% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. There were no discretionary contributions during 2004 and 2003. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and plan earnings, and charged with any benefit payments and allocations of plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers nine mutual funds, one common trust fund and one common stock fund as investment options for participants.

Vesting—All participant and employer contributions and earnings thereon are fully vested and nonforfeitable upon allocation to the participants’ accounts.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the average yield of five-year U.S. Treasury notes.

Payment of Benefits—The vested balance of a participant’s account will be paid to the participant or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan. However, a participant who retires with an account balance of more than $15,000 may elect payment over a specified number of years under an annuity contract purchased from a life insurance company selected by the participant.

Other—During 2004, account balances totaling $2,681,631, of participants in the Piedmont Natural Gas Company, Inc. Payroll Investment Plan who had moved from hourly positions to salaried positions, therefore becoming eligible to participate in the Plan, were transferred to the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the funds’ net assets at fair value by the units outstanding at each valuation date. The investment in the common stock fund is valued at its quoted market price. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits—Benefits payments to participants are recorded upon distribution.

Expenses—As provided by the plan document, administrative expenses (excluding certain trustee and fund management expenses) of the Plan are paid by the Company.

3.	INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of September 30, 2004 and 2003, are as follows:

	2004	2003
Enhanced Stock Market Fund of Wachovia—208,581 and 230,434 units, respectively	$15,267,142	$14,708,478
Piedmont Natural Gas Stock Fund—483,165 and 458,429 units, respectively	7,085,127	5,987,307
American Funds Growth Fund of America (A)—328,061 and 219,042 shares, respectively	8,221,215	4,792,647
INVESCO Dynamics Fund—436,551 shares	**	5,653,341
American Funds Balanced Fund (A)—394,375 and 368,934 shares, respectively	6,897,608	5,880,814
Gartmore Morley Stable Value Fund (A)—996,316 and 897,400 shares, respectively	18,367,664	16,038,668
Dodge & Cox Stock Fund—40,784 shares	4,850,499	*
Fidelity Advisor Series I Mid Cap Fund—217,453 shares	4,907,909	*
Evergreen Select Balanced Fund—348,755 shares	4,080,851	*
Evergreen Core Bond Fund (A)—326,242 shares	*	3,694,331

              * Represented less than 5% of the Plan’s net assets available for benefits as of this date.
            ** Not an investment option as of this date.

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Common trust fund—equity—
Enhanced Stock Market Fund of Wachovia	$2,159,881	$520,296

Common stock fund—
Piedmont Natural Gas Stock Fund	749,237	728,206

Mutual funds:
Balanced	768,242	669,583
Stable value	609,047	289,492
Bond	122,598	363,010
Equity	2,678,336	5,371,444
International equity	347,650	22,688

Total mutual funds	4,525,873	6,716,217

Total net appreciation in fair value of investments	$7,434,991	$7,964,719

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 4, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by Wachovia. Wachovia is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Wachovia for investment management services amounted to $84,138 and $72,282 for the years ended September 30, 2004 and 2003, respectively.

At September 30, 2004 and 2003, the Plan held 483,165 and 458,429 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $5,495,424 and $4,842,294, respectively. During the years ended September 30, 2004 and 2003, the Plan recorded dividend income of $259,487 and $242,428, respectively.

******

SUPPLEMENTAL SCHEDULE OF SELECTED
FINANCIAL DATA

PIEDMONT NATURAL GAS COMPANY, INC.
SALARY INVESTMENT PLAN

FORM 5500, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
SEPTEMBER 30, 2004

		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
	Lessor or Similar Party	Par or Maturity Value	Cost	Value
*	Enhanced Stock Market Fund of Wachovia	Common trust fund	**	$15,267,142
*	Piedmont Natural Gas Stock Fund	Common stock fund	**	7,085,127
	AIM Small Cap Growth Fund (A)	Mutual fund	**	1,538,832
*	Evergreen Special Values Fund (A)	Mutual fund	**	3,371,204
	American Funds Growth Fund of America (A)	Mutual fund	**	8,221,215
	American Funds Balanced Fund (A)	Mutual fund	**	6,897,608
	Gartmore Morley Stable Value Fund (A)	Mutual fund	**	18,367,664
	Dodge & Cox Stock Fund	Mutual fund	**	4,850,499
	Fidelity Advisor Series I Mid Cap Fund	Mutual fund	**	4,907,909
*	Evergreen Select Balanced Fund	Mutual fund	**	4,080,851
	Templeton Foreign Fund	Mutual fund	**	3,380,216
*	Various participants	Participant loans (at interest rates ranging from 4.00% to 8.53%)	**	1,951,203

	Total investments			$79,919,470

  * Permitted party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

Piedmont Natural Gas Company, Inc.
Payroll Investment Plan

Financial Statements as of and for the Years
Ended September 30, 2004 and 2003,
Supplemental Schedule as of September 30, 2004
and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Committee and
Participants in Piedmont Natural Gas Company, Inc.
     Payroll Investment Plan

We have audited the accompanying statements of net assets available for benefits of Piedmont Natural Gas Company, Inc. Payroll Investment Plan (the “Plan”) as of September 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Charlotte, North Carolina
March 9, 2005

PIEDMONT NATURAL GAS COMPANY, INC.
PAYROLL INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2004 AND 2003

	2004	2003
ASSETS:
Investments (Notes 1, 2, 3, and 6)	$31,180,090	$30,281,283

Receivables:
Employer’s contribution	—	32,512
Participants’ contributions	—	68,888
Due from broker for securities sold	48,900	—

Total receivables	48,900	101,400
Cash	—	1,492

Total assets	31,228,990	30,384,175

LIABILITY—Due to broker for securities purchased	48,900	1,492

NET ASSETS AVAILABLE FOR BENEFITS	$31,180,090	$30,382,683

See notes to financial statements.

PIEDMONT NATURAL GAS COMPANY, INC.
PAYROLL INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
ADDITIONS:
Investment income:
Net appreciation in fair value of investments (Notes 2 and 3)	$2,877,644	$3,233,544
Interest and dividends (Note 2)	87,482	51,857

Total investment income	2,965,126	3,285,401

Contributions:
Employer’s	861,620	841,701
Participants’	1,829,531	1,993,287
Participants’ rollovers	1,300	—

Total contributions	2,692,451	2,834,988

Total additions	5,657,577	6,120,389

DEDUCTIONS:
Benefits paid to participants	2,058,718	1,082,855
Transfer to other plan (Note 1)	2,681,631	—
Expenses (Notes 2 and 6)	119,821	70,526

Total deductions	4,860,170	1,153,381

NET INCREASE	797,407	4,967,008

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	30,382,683	25,415,675

End of year	$31,180,090	$30,382,683

See notes to financial statements.

PIEDMONT NATURAL GAS COMPANY, INC.
PAYROLL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following description of Piedmont Natural Gas Company, Inc. (the “Company”) Payroll Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is a defined contribution plan, providing benefits to participating bargaining unit hourly employees or their beneficiaries upon retirement, death or termination of employment (following a break in service, as defined in the Plan). As a result of a plan merger, on and after October 1, 2001, the Plan consists of two portions, the employee stock ownership plan (“ESOP”) and savings portions; however, the Plan does not provide for additional ESOP contributions and all ESOP assets have been allocated to participants’ accounts. Participants can remain invested in the Company’s common stock or sell the common stock at any time and reinvest the proceeds in any of the investment options available in the Plan. Full-time hourly employees become eligible to participate in the Plan after they have completed six months of continuous service with the Company and attained age 18. The Benefits Committee of the Company controls and manages the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 50% of the first 10% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. There were no discretionary contributions during 2004 and 2003. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and plan earnings, and charged with any benefit payments and allocations of plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers nine mutual funds, one common trust fund and one common stock fund as investment options for participants.

Vesting—All participant and employer contributions and earnings thereon are fully vested and nonforfeitable upon allocation to the participants’ accounts.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the average yield of five-year U.S. Treasury notes.

Payment of Benefits—The vested balance of a participant’s account will be paid to the participant or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan. However, a participant who retires with an account balance of more than $15,000 may elect payment over a specified number of years under an annuity contract purchased from a life insurance company selected by the participant.

Other—During 2004, account balances, totaling $2,681,631, of participants in the Plan who had moved from hourly positions to salaried positions, therefore becoming eligible to participate in the Piedmont Natural Gas Company, Inc. Salary Investment Plan (the “Salary Plan”), were transferred to the Salary Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the funds’ net assets at fair value by the units outstanding at each valuation date. The investment in the common stock fund is valued at its quoted market price. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits—Benefits payments to participants are recorded upon distribution.

Expenses—As provided by the plan document, administrative expenses (excluding certain trustee and fund management expenses) of the Plan are paid by the Company.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of September 30, 2004 and 2003, are as follows:

	2004	2003
Enhanced Stock Market Fund of Wachovia—98,867 and 123,826 units, respectively	$7,236,604	$7,903,715
American Funds Growth Fund of America (A)—86,542 shares	2,168,742	*
INVESCO Dynamics Fund—173,903 shares	**	2,252,048
American Funds Balanced Fund (A)—130,060 and 135,355 shares, respectively	2,274,756	2,157,560
Gartmore Morley Stable Value Fund (A)—484,080 and 573,643 shares, respectively	8,924,305	10,252,359
Fidelity Advisor Series I Fund—76,896 shares	1,735,538	**
Evergreen Select Balanced Fund—145,513 shares	1,702,671	**
Evergreen Core Bond Fund (A)—196,723 shares	**	2,227,677
Participant loans	1,696,565	*

              * Represented less than 5% of the Plan’s net assets available for benefits as of this date.
            ** Not an investment option as of this date.

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Common trust fund—equity—
Enhanced Stock Market Fund of Wachovia	$1,099,591	$77,895

Common stock fund—Piedmont Natural Gas Stock Fund	128,809	137,909

Mutual funds:
Balanced	268,304	60,048
Stable value	324,938	219,418
Bond	55,513	179,246
Equity	885,960	2,553,873
International equity	114,529	5,155

Total mutual funds	1,649,244	3,017,740

Total net appreciation in fair value of investments	$2,877,644	$3,233,544

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 4, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by Wachovia. Wachovia is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Wachovia for investment management services amounted to $43,677 and $43,064 for the years ended September 30, 2004 and 2003, respectively.

At September 30, 2004 and 2003, the Plan held 85,509 and 86,019 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $1,009,306 and $920,378, respectively. During the years ended September 30, 2004 and 2003, the Plan recorded dividend income of $49,074 and $46,463, respectively.

******

SUPPLEMENTAL SCHEDULE OF SELECTED
FINANCIAL DATA

PIEDMONT NATURAL GAS COMPANY, INC.
PAYROLL INVESTMENT PLAN

FORM 5500, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
SEPTEMBER 30, 2004

		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
	Lessor, or Similar Party	Par or Maturity Value	Cost	Value
*	Enhanced Stock Market Fund of Wachovia	Common trust fund	**	$7,236,604
*	Piedmont Natural Gas Stock Fund	Common stock fund	**	1,253,900
	AIM Small-Cap Growth Fund (A)	Mutual fund	**	502,796
*	Evergreen Special Values Fund (A)	Mutual fund	**	1,244,640
	American Funds Growth Fund of America (A)	Mutual fund	**	2,168,742
	American Funds Balanced Fund (A)	Mutual fund	**	2,274,756
	Gartmore Morley Stable Value Fund (A)	Mutual fund	**	8,924,305
	Dodge & Cox Stock Fund	Mutual fund	**	1,356,566
	Fidelity Advisor Series I Fund	Mutual fund	**	1,735,538
*	Evergreen Select Balanced Fund	Mutual fund	**	1,702,671
	Templeton Foreign Fund	Mutual fund	**	1,083,007
*	Various participants	Participant loans (at interest rates ranging from 5.75% to 10.50%)	**	1,696,565

	Total investments			$31,180,090

  * Permitted party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
(Name of Plan)

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
(Name of Plan)

Date	March 22, 2005	/s/ Kurt R. Hollar

Kurt R. Hollar
Director – Employee Benefits, Safety &
Health Services and Plan Administrator

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm – Piedmont Natural Gas Company, Inc. Salary Investment Plan

23.2	Consent of Independent Registered Public Accounting Firm – Piedmont Natural Gas Company, Inc. Payroll Investment Plan